Filed by: Westcore Trust

Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

 Subject Company: Blue Chip Value Fund, Inc.

 Commission File No. 811-5003

NEWS RELEASE           FOR IMMEDIATE RELEASE

DATE:	TUESDAY, OCTOBER 12, 2010

FROM:	BLUE CHIP VALUE FUND, INC. (NYSE: BLU)	WESTCORE BLUE CHIP FUND (WTMVX)
	1225 17TH STREET, 26TH FLOOR	1290 BROADWAY, SUITE 1100
	DENVER, COLORADO 80202	DENVER, COLORADO 80203
	(800) 624-4190	(800) 392-2673

BLUE CHIP VALUE FUND AND WESTCORE BLUE CHIP FUND JOINTLY

ANNOUNCE PRELIMINARY BOARD APPROVAL OF PROPOSED REORGANIZATION

DENVER, CO.  (October 12, 2010). Blue Chip Value Fund, Inc. (NYSE:BLU) and Westcore Blue Chip Fund (WTMVX) announced today that their respective Boards of Directors and Trustees, have given preliminary approval to a proposal to reorganize the Blue Chip Value Fund into Westcore Blue Chip Fund, a registered open-end fund with a similar investment objective and strategies that is also managed by Denver Investments.  The proposed reorganization is subject to a number of conditions, including negotiation and final approval by the Boards of the Blue Chip Value Fund and Westcore Blue Chip Fund of the definitive terms of the reorganization and approval by the Blue Chip Value Fund shareholders. Blue Chip Value Fund has set the close of business on November 19, 2010 as the record date for the special meeting of shareholders of the Blue Chip Value Fund to consider the reorganization. It is currently anticipated that proxy materials regarding the reorganization will be distributed to Blue Chip Value Fund’s shareholders later this year or in early 2011 and that the special meeting will be held during the first quarter of 2011.

For more information about the Blue Chip Value Fund or Westcore Blue Chip Fund or to receive a free copy of materials filed with the SEC, including the prospectus/proxy statement describing the proposed reorganization once a registration statement relating to the proposed reorganization has been filed with the SEC and becomes effective, please call (800) 624-4190 or visit www.blu.com.  Free copies of such materials will also be available on the SEC website (http://www.sec.gov). Before making any investment decision, please read the prospectus/proxy statement carefully when it becomes available because it will contain important information (including investment objectives, strategies, fees, expenses and risk considerations).

This press release is neither an offer to sell, nor a solicitation of an offer to buy shares of any fund, nor is it a solicitation of any proxy.

Blue Chip Value Fund, its directors, officers and other members of management may be deemed to be participants in any future solicitation of its shareholders in connection with the proposed special meeting.  Shareholders may obtain information about the names, affiliations and interests of such individuals in Blue Chip Value Fund’s shareholder report on Form N-CSR for the year ended December 31, 2009.

Westcore Funds are distributed by ALPS Distributors, Inc.  An investor should consider investment objectives, risks, charges and expenses of the Westcore Blue Chip Fund carefully before investing. To obtain a prospectus, which contains this and other important information about the Westcore Blue Chip Fund, please call 1-800-392-CORE (2673) or visit us online at www.westcore.com. Please read the prospectus carefully before investing.

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CONTACT:	Margaret Jurado	Bruce H. Goldfarb/Laura A. Bissell
	Blue Chip Value Fund, Investor Relations	Okapi Partners LLC
	(800) 624-4190	(212) 297-0720